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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

LSB INDUSTRIES, INC.
(Name of Issuer)
Common Stock, Par Value $.010 per share
(Title of Class of Securities)
502160104
(CUSIP Number)
Jayhawk Capital Management, L.L.C.
Attention: Kent C. McCarthy
5410 West 61st Place, Suite 100
Mission, Kansas 66205
(913) 642-2611
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
copy to:
Scott A. Moehrke, P.C.
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601-6636
(312)861-2199
August 21, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	502160104

1	NAMES OF REPORTING PERSONS: Kent C. McCarthy

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		214,240(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,220,376(3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		214,240(2)

WITH	10	SHARED DISPOSITIVE POWER:

3,220,376(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,434,616 Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) On August 21, 2007, Jayhawk Institutional Partners, L.P. (“Jayhawk Institutional”) converted 80,670 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 (“Class C Preferred Stock”) into 349,220 shares of Common Stock in accordance with the terms of the Class C Preferred Stock, and Jayhawk Investments, L.P. (“Jayhawk Investments”) converted 74,342 shares of Class C Preferred Stock into 321,826 shares of Common Stock in accordance with the terms of the Class C Preferred Stock. The relationship of the parties filing this Schedule 13D is described in Item 2.
(2) These shares are held of record by the Kent C. McCarthy Revocable Trust (“Trust”) of which Mr. McCarthy is the trustee and sole beneficiary.
(3) Of the shares listed, 2,327,788 are beneficially owned directly by Jayhawk Institutional and 892,588 are beneficially owned directly by Jayhawk Investments. The shares beneficially owned directly by Jayhawk Institutional consist of 2,215,288 shares of Common Stock and 112,500 shares of Common Stock issuable upon exercise of 112,500 Warrants. The shares beneficially owned directly by Jayhawk Investments consist of 892,588 shares of Common Stock. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	502160104

1	NAMES OF REPORTING PERSONS: Jayhawk Capital Management, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
48-1172612

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,220,376(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

3,220,376(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,220,376

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

00
(1) On August 21, 2007, Jayhawk Institutional converted 80,670 shares of Class C Preferred Stock into 349,220 shares of Common Stock in accordance with the terms of the Class C Preferred Stock, and Jayhawk Investments converted 74,342 shares of Class C Preferred Stock into 321,826 shares of Common Stock in accordance with the terms of the Class C Preferred Stock. The relationship of the parties filing this Schedule 13D is described in Item 2.
(2) Of the shares listed, 2,327,788 are beneficially owned directly by Jayhawk Institutional and 892,588 are beneficially owned directly by Jayhawk Investments. The shares beneficially owned directly by Jayhawk Institutional consist of 2,215,288 shares of Common Stock and 112,500 shares of Common Stock issuable upon exercise of 112,500 Warrants. The shares beneficially owned directly by Jayhawk Investments consist of 892,588 shares of Common Stock. The relationship of the parties filing this Schedule 13D is described in Item 2.
(3) Excludes 214,240 shares of Common Stock reported herein as held by Mr. Kent C. McCarthy, beneficial ownership of which securities is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	502160104

1	NAMES OF REPORTING PERSONS: Jayhawk Institutional Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
48-1172611

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,327,788(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,327,788(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,327,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) On August 21, 2007, Jayhawk Institutional converted 80,670 shares of Class C Preferred Stock into 349,220 shares of Common Stock in accordance with the terms of the Class C Preferred Stock.
(2) The shares listed consist of 2,215,288 shares of Common Stock and 112,500 shares of Common Stock issuable upon exercise of 112,500 Warrants.
(3) Excludes (i) 214,240 shares of Common Stock reported herein as held by Mr. McCarthy and (ii) 892,588 shares of Common Stock reported herein as held by Jayhawk Investments. Beneficial ownership of the securities described in the forgoing clauses (i) and (ii) is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	502160104

1	NAMES OF REPORTING PERSONS: Jayhawk Investments, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
48-1172620

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		892,588(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

892,588(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

892,588

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) On August 21, 2007, Jayhawk Investments converted 74,342 shares of Class C Preferred Stock into 321,826 shares of Common Stock in accordance with the terms of the Class C Preferred Stock.
(2) The shares listed consist of 892,588 shares of Common Stock.
(3) Excludes (i) 214,240 shares of Common Stock reported herein as held by Mr. McCarthy and (ii) 2,215,288 shares of Common Stock and 112,500 shares of Common Stock issuable upon exercise of 112,500 Warrants reported herein as held by Jayhawk Institutional. Beneficial ownership of the securities described in the forgoing clauses (i) and (ii) is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

SCHEDULE 13D/A
     This Amendment No. 8 to Schedule 13D (the “Amendment”) is being filed jointly by Kent C. McCarthy, Jayhawk Capital Management, L.L.C., a Delaware limited liability company (“Jayhawk”), Jayhawk Institutional Partners, L.P., a Delaware limited partnership (“Jayhawk Institutional”), and Jayhawk Investments, L.P., a Delaware limited partnership (“Jayhawk Investments” and, together with Mr. McCarthy, Jayhawk and Jayhawk Institutional, “Filing Parties”) to amend the cover page of each of the Filing Parties and Items 2, 3, 4, 5 and 7 of the initial statement on Schedule 13D relating to shares of Common Stock of LSB Industries, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “Commission”) on January 18, 2001, as amended by Amendment No. 1 filed with the Commission on March 22, 2002, Amendment No. 2 filed with the Commission on March 28, 2003, Amendment No. 3 filed with the Commission on November 12, 2003, Amendment No. 4 filed with the Commission on January 9, 2004, Amendment No. 5 filed with the Commission on January 30, 2006, Amendment No. 6 filed with the Commission on December 22, 2006 and Amendment No. 7 filed with the Commission on April 4, 2007 (the “Original Schedule 13D”). Items 1 and 6 are not amended hereby.
     Unless otherwise indicated, capitalized terms used but not defined herein which are defined in the Original Schedule 13D shall have the meaning assigned to such terms in the Original Schedule 13D.
     The beneficial ownership reported in this Amendment No. 8 assumes that at August 21, 2007, there were 20,684,496 shares of the Issuer’s Common Stock outstanding. This figure is based upon the sum of (i) 19,849,595 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 8, 2007 and (ii) 166,875 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 (“Class C Preferred”) converted into 722,401 shares of Common Stock in accordance with the terms of the Class C Preferred as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on August 20, 2007.
Item 2. Identity and Background.
     Jayhawk Institutional, Jayhawk Investments and Jayhawk are located at 5410 West 61st Place, Suite 100, Mission, KS 66205. Mr. McCarthy’s business address is 5410 West 61st Place, Suite 100, Mission, KS 66205. Other than such changes of address, Item 2, as previously reported, remains unchanged.
Item 3. Source and Amount of Funds.
     As of February 18, 2002, Jayhawk Investments had invested $768,760 in shares of Common Stock and shares of Class C Preferred; Jayhawk Institutional had invested $1,388,502 in shares of Common Stock and Class C Preferred Stock; and Mr. McCarthy had invested $435,935 in shares of Common Stock and Class C Preferred Stock. The above amounts include any brokerage commissions incurred in the investments. The source of these funds was the working capital of each entity and the personal funds of Mr. McCarthy, and reported as such in Amendment No. 1 filed March 22, 2002.
     On March 27, 2003, Jayhawk Institutional purchased 450,000 shares of Common Stock and Warrants to purchase 112,500 shares of Common Stock for an aggregate purchase price of $1,570,500. The source of funds for this transaction was the working capital of Jayhawk Institutional.
     On April 1, 2005, Jayhawk Investments acquired 20,000 shares of Class C Preferred Stock from Primarius Focus, LP (“Primarius Focus”), a fund in which Jayhawk Investments invests, pursuant to a distribution by Primarius Focus on account of Jayhawk’s limited partnership interest in Primarius Focus. The aggregate market value of these shares was $1,000,000.

     From June 20, 2005, to January 4, 2006, (i) Jayhawk Institutional purchased an aggregate of 8,700 shares of Class C Preferred Stock for an aggregate purchase price of $426,652 and (ii) Jayhawk Investments purchased an aggregate of 30,900 shares of Class C Preferred Stock for an aggregate purchase price of $1,529,990. The source of funds for these transactions was the working capital of Jayhawk Institutional (in the case of clause (i)) and Jayhawk Investments (in the case of clause (ii)). Beneficial ownership of the Filing Parties giving effect to these purchases is reflected in Amendment No. 5 filed with the Commission on January 30, 2006.
     From March 14, 2006, through October 17, 2006, Jayhawk Institutional purchased (i) 13,700 shares of Common Stock for an aggregate purchase price of $87,662, (ii) $1,000,000 principle amount of the 7% Debentures (convertible into 141,250 shares of Common Stock) for an aggregate purchase price of $1,000,000 and (iii) 3,140 shares of Class C Preferred Stock (convertible into 13,593 shares of Common Stock) for an aggregate purchase price of $196,427. The source of funds for these transactions was the working capital of Jayhawk Institutional.
     On October 18, 2006, Jayhawk Investments acquired 9,210 shares of Class C Preferred Stock (convertible into 39,870 shares of Common Stock) as a result of distributions from two entities in which Jayhawk Institutional holds limited partnership interests. Of the 9,210 shares of Class C Preferred Stock, 6,400 shares were distributed by Primarius Focus and 2,810 shares were distributed by Primarius Partners, LP (“Primarius Partners”).
     From October 19, 2006, through December 14, 2006, Jayhawk Institutional purchased 100,000 shares of Common Stock for an aggregate purchase price of $1,012,848. The source of funds for theses transactions was the working capital of Jayhawk Institutional.
     From December 15, 2006, through December 18, 2006, Jayhawk Investments purchased 3,800 shares of Class C Preferred Stock (convertible into 16,450 shares of Common Stock) for an aggregate purchase price of $284,340. The source of the funds for these transactions was the working capital of Jayhawk Investments.
     From December 22, 2006, through January 4, 2007, Jayhawk Investments purchased 362 shares of Class C Preferred Stock (convertible into 1,567 shares of Common Stock) for an aggregate purchase price of $16,400. The source of the funds for these transactions was the working capital of Jayhawk Investments.
     On December 29, 2006, Jayhawk Investment received 1,600 shares of Class C Preferred Stock (convertible into 6,926 shares of Common Stock) through a pro rata distribution from BSC Capital, L.P. (“BCS Capital”). Jayhawk Investments is a limited partner of BCS Capital.
     From December 22, 2006, through February 23, 2007, Mr. McCarthy, through the Kent C. McCarthy Revocable Trust (the “Trust”), donated (i) 40,000 shares of Common Stock to the McCarthy Family Foundation and (ii) 11,200 shares of Class C Preferred Stock to the KU Endowment Charitable Gift Fund.
     On March 13, 2007, Mr. McCarthy, Jayhawk Institutional and Jayhawk Investments participated in the Issuer’s Tender Offer as follows: Mr. McCarthy tendered to the Issuer pursuant to the Tender Offer 12,600 shares of Class C Preferred Stock in exchange for 93,240 shares of Common Stock, Jayhawk Institutional tendered to the Issuer pursuant to the Tender Offer of 90,720 shares of Class C Preferred Stock in exchange for 671,328 shares of Common Stock and Jayhawk Institutional tendered to the Issuer pursuant to the Tender Offer 77,130 shares of Class C Preferred Stock in exchange for 570,762 shares of Common Stock.
     On April 16, 2007, Jayhawk Institutional converted $1,000,000 principle amount of the 7% Debentures into 141,040 shares of Common Stock.
     On June 25, 2007, Mr. McCarthy, through the Trust, donated 10,000 shares of Common Stock to the McCarthy Family Foundation.
     On August 14, 2007, Jayhawk Institutional converted 80,670 shares of Class C Preferred into 349,220 shares of Common Stock in accordance with the terms of the Class C Preferred, and Jayhawk Investments converted 74,342 shares of Class C Preferred into 321,826 shares of Common Stock in accordance with the terms of the Class C Preferred.

     All of the transactions from June 21, 2007 through August 22, 2007, are reported in more detail in Item 5.
Item 4. Purpose of Transaction.
     Jayhawk, Jayhawk Investments, Jayhawk Institutional, and Mr. McCarthy (collectively, the “Shareholders”) originally acquired the shares of Common Stock and Class C Preferred (collectively, the “Shares”) because they believed that the Shares were undervalued at the then-current market prices and represented an attractive investment opportunity. The Shareholders further believed that unexploited opportunities to increase the value of the Shares existed. Mr. McCarthy, as a holder of Class C Preferred, participated in the nomination and election of two individuals to serve on the board of directors. In connection with a Redemption Notice sent by the Issuer to all holders of the Class C Preferred on July 12, 2007 and filed with the Commission on July 16, 2007 on a Current Report on Form 8-K, all outstanding Class C Preferred will be redeemed as of August 27, 2007 or, at the election of the holders of the Class C Preferred, may be converted to Common Stock by August 14, 2007 in accordance with the terms of the Class C Preferred. In connection with the redemption of all outstanding Class C Preferred, the term of office of the directors nominated and elected by the holders of the Class C Preferred will terminate immediately.
     The Shareholders reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of the Shareholders’ general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors. The Shareholders may contact the Issuer, officers and directors of the Issuer, third parties and/or other shareholders regarding potential strategies to increase shareholder value. Other than as described above, none of the Shareholders has present plans or proposals that would result in any of the following:
1.	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

2.	any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

3.	any material change in the present capitalization or dividend policy of the Issuer;

4.	any other material change in the Issuer’s business or corporate structure;

5.	any change in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

6.	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

7.	causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

8.	any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
     (a) and (b)
     Jayhawk Institutional beneficially owns 2,327,788 shares of Common Stock (which includes 2,215,288 shares of Common Stock held of record by Jayhawk Institutional and 112,500 shares of Common Stock issuable upon exercise of 112,500 Warrants held of record by Jayhawk Institutional), which represents 11.3% of the Common Stock (calculated giving effect to the 112,500 shares of Common Stock issuable upon exercise of the Warranty held by Jayhawk Institutional.
     Jayhawk Investments beneficially owns 892,588 shares of Common Stock, which represents 4.3% of the Common Stock.
     As a result of the relationship of Jayhawk to Jayhawk Institutional and Jayhawk Investments, Jayhawk may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition of, the 3,220,376 shares of Common Stock beneficially owned by Jayhawk Institutional and Jayhawk Investments, which, in the aggregate represents 15.6% of the Common Stock (calculated as described above).
     As a result of (i) Mr. McCarthy being the trustee and sole beneficiary of the Trust, Mr. McCarthy is deemed to beneficially own the 214,240 shares of Common Stock held of record by the Trust and (ii) the relationship of Mr. McCarthy to Jayhawk and Jayhawk to each of Jayhawk Institutional and Jayhawk Investments, Mr. McCarthy may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition of, the Common Stock beneficially owned by Jayhawk Institutional and Jayhawk Investments. The aggregate shares represented by the foregoing clauses (i) and (ii) is 3,434,616, which represents 16.6% of the Common Stock (calculated as described above).
(c) The following transactions were effected since June 21, 2007:

			Nature of		Price per share of
Identity of Entity	Date of Transaction	Type of Security	Transaction	Number of Securities	Security
Trust	6/25/2007	Common Stock	Gift	10,000	$0.00
Jayhawk Institutional	8/21/2007	Common Stock	Conversion of Class C Preferred Stock	349,220	(1)
Jayhawk Investments	8/21/2007	Common Stock	Conversion of Class C Preferred Stock	321,826	(2)

(1)	On August 21, 2007, Jayhawk Institutional converted 80,670 shares of Class C Preferred Stock into 349,220 shares of Common Stock in accordance with the terms of the Class C Preferred Stock.

(2)	On August 21, 2007, Jayhawk Investments converted 74,342 shares of Class C Preferred Stock into 321,826 shares of Common Stock in accordance with the terms of the Class C Preferred Stock.
     (d) Not Applicable.
     (e) Not Applicable.
Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement dated as of January 9, 2001 (previously filed as Exhibit 99.1 to Original Schedule 13D filed with the Commission on January 18, 2001).

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 22, 2007

JAYHAWK INSTITUTIONAL PARTNERS, L.P.
By:	Jayhawk Capital Management, L.L.C.,
Its general partner

By:	/s/ Kent C. McCarthy
Kent C. McCarthy, Manager

JAYHAWK INVESTMENTS, L.P.
By:	Jayhawk Capital Management, L.L.C.,
Its general partner

By:	/s/ Kent C. McCarthy
Kent C. McCarthy, Manager

JAYHAWK CAPITAL MANAGEMENT, L.L.C.
By:	/s/ Kent C. McCarthy
Kent C. McCarthy, Manager

KENT C. MCCARTHY
/s/ Kent C. McCarthy
Kent C. McCarthy

S-1